INTERMEDIATE MUNICIPAL TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

October 3, 2019

John Ganley

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, N.Y. 10281

RE:       INTERMEDIATE MUNICIPAL TRUST (the “Registrant”)

FEDERATED INTERMEDIATE MUNICIPAL TRUST (the “Fund”)

Institutional Shares

Service Shares

1933 Act File No. 333-233476

1940 Act File No. 811-4314

Dear Mr. Ganley and Ms. Miller:

The Registrant is filing this correspondence in response to comments of the Staff of the U.S. Securities and Exchange Commission (“Staff”) comments provided by Megan Miller on September 10, 2019 and John Ganley on September 18, 2019, with respect to its Preliminary Registration Statement on Form N-14, submitted on August 27, 2019.

DISCLOSURE COMMENTS

Prospectus/Proxy Statement Q&A Section

COMMENT 1: In the third bullet under the question “Why has the Board of Trustees recommended that I vote in favor of the Reorganizations?”, please clarify how the Federated Funds have competitive expense ratios and historically better performance than the PNC Funds. We believe that this statement is too general and that the comparison of the funds involved is more complex. For example, transaction costs and the pro forma total annual fund operating expenses of the Federated Funds following the reorganizations appear to be higher in some cases. In addition, it appears from the bar charts in the performance presentations that the target PNC Funds outperformed the corresponding acquiring Federated Funds in some individual years while the acquiring Federated Fund outperformed the corresponding PNC Fund in others.

Please amend this statement so that it accurately reflects how the PNC Funds and Federated Funds compare.

RESPONSE:

The Registrant will edit the referenced bullet point and add a new bullet point as shown below.

•	Federated Investors, Inc. and its various subsidiaries, the advisers to the Federated Funds (each a “Federated Funds Adviser”), believe that the investment objectives, policies, risks and limitations of each PNC Fund and its corresponding surviving Federated Fund are generally substantially similar when compared to the PNC Funds ~~and that the Federated Funds have competitive expense ratios and historically better performance for most of the Funds~~.
•	Federated Investors, Inc. and the Federated Funds Adviser believe that the Federated Funds have competitive expense ratios, with shareholder fees anticipated to decrease in certain instances, notwithstanding increases in certain other instances. The Federated Funds generally have outperformed their corresponding PNC Funds for the 1-, 5- and 10-year periods ended December 31, 2018, although the PNC Funds have competitive performance tothe Federated Funds in certain annual periods. Shareholders should carefully review the “COMPARATIVE FEE TABLES” and “COMPARISON OF POTENTIAL RISKS AND REWARDS; PERFORMANCE INFORMATION” sections of the Prospectus/Proxy Statement to evaluate the fees and performance records of the Funds for each proposed Reorganization.

COMMENT 2: Under “How will the Reorganizations affect my investment?”, please consider combining or aligning the first and third bullets so that it is clear to an investor that, while the reorganizations are tax-free, the distributions, if any, made by each PNC Fund prior to each reorganization will be taxable.

RESPONSE:

The Registrant will combine the referenced bullet points as shown below.

•	Each Reorganization is expected to be a tax-free reorganization at the Fund-level under the Internal Revenue Code of 1986, as amended. However, each PNC Fund will distribute any undistributed income and realized capital gains accumulated prior to the Reorganization to its shareholders. These distributions, if any, will be taxable to an individual investor.

COMMENT 3: Under the question “How will the Reorganizations affect my investment?”, please add a cross reference to the fees disclosed in the ”Comparative Fee Tables” section.

RESPONSE:

The Registrant will add the requested cross-reference.

COMMENT 4: Under “Who will pay for the Reorganizations?”, we note the statement “(i) the Federated Funds shall bear expenses associated with the qualification of shares of the Federated Funds for sale in the various states.” What does this mean? Aren’t Federated Funds already registered in all 50 states? Please either delete this statement or clarify the expenses to be incurred by Federated Funds with respect to qualification of shares in the various states.

RESPONSE:

The Registrant supplementally confirms that the Federated Funds are registered in all 50 states but that the qualification and/or registration of additional shares might incur additional expenses. Federated confirms that it would bear these expenses, if any, which it anticipates would be minimal. In response to the Staff’s comment, however, the Registrant will revise the language as follows:

“(i) the Federated Funds shall bear expenses, if any, associated with the qualification of shares of the Federated Funds for sale in the various states.”

Comment 5: Please add a new question “How will the Reorganizations affect my fees?” and include a chart that compares the pre-reorganization total annual fund operating expenses, on a gross and net basis, for each PNC Fund and class with the anticipated post-reorganization total fund operating expenses, on a gross and net basis, for each acquiring Federated Fund and class. Please add a cross-reference to the fees disclosed in the “Comparative Fee Tables” section and a footnote that expense waivers and reimbursements may be subject to change.

RESPONSE:

The Registrant has added the requested disclosure.

COMMENT 6: In each instance where it is noted that the reorganization is expected to be tax-free, please add a reference to remind shareholders that even though the reorganization is tax-free, there are federal income tax consequences to shareholders on distributions received.

RESPONSE:

The Registrant will add disclosure relating to the tax consequences to shareholders of distributions made prior to the Reorganizations where such additional disclosure is applicable.

Prospectus/Proxy Statement Cover Page

COMMENT 7: Please limit the amount of detail on the cover page disclosure, prior to the Table of Contents, to preferably two pages and only include information that is considered to be material for purposes of the reorganization. For example, the Staff suggests deleting the Proposal following the fund chart since it is repeated from the Notice of meeting. In addition, the Staff suggests deleting technical and repetitive disclosure about the liquidation, dissolution and termination of the PNC Funds.

RESPONSE:

The Registrant will make the requested changes and will edit the cover page disclosure to remove information that it considers not to be material in order to shorten the length of the cover page.

COMMENT 8: In the cover page section a list of available documents is provided for additional information with a cross-reference to Annex B where documents are incorporated by reference. The Staff asks that the Registrant consider adding a list of documents that are incorporated by reference to the cover page section rather than a cross-reference to the annex.

RESPONSE:

The Registrant will include on the cover page a list of all documents that will be incorporated by reference into the Prospectus/Proxy Statement.

COMMENT 9: For ease of reading and consistent with the Plain English Rule, please use sentence-case and bold for the three legends that appear at the end of the cover page section.

RESPONSE:

The Registrant will revise the presentation of the legends as requested.

Summary

COMMENT 10: Please delete the parenthetical in the disclosure as noted below:

“If the proposed Reorganizations are approved, under the Plan, each PNC Fund will transfer all or substantially all of its assets ~~(except certain deferred or prepaid expenses shown as an asset on the books of the PNC Fund, which currently are not expected to be material in amount when each Reorganization is consummated on the Closing Date (as defined below)~~, and amounts reserved for payment of the PNC Fund’s liabilities recorded on the PNC Fund’s books on or before the Closing Date) to the corresponding Federated Funds in exchange for shares of the applicable share class(es) of the corresponding Federated Fund (as set for in the below table).”

RESPONSE:

The Registrant will edit the referenced disclosure as shown below.

“If the proposed Reorganizations are approved, ~~under~~ as described in more detail in the Plan, each PNC Fund will transfer all or substantially all of its assets ~~(except certain deferred or prepaid expenses shown as an asset on the books of the PNC Fund, which currently are not expected to be material in amount when each Reorganization is consummated on the Closing Date (as defined below), and amounts reserved for payment of the PNC Fund’s liabilities recorded on the PNC Fund’s books on or before the Closing Date)~~ to the corresponding Federated Funds in exchange for shares of the applicable share class(es) of the corresponding Federated Fund (as set for in the below table).”

COMMENT 11: The Staff notes that the Notes to the Financial Statements state that there will not be any significant differences in valuation procedures between the PNC Funds and the Federated Funds. Accordingly, please revise the first paragraph below as appropriate and consider deleting the second paragraph below as it appears to contain redundant disclosure:

“The cash value of your investment is not expected to change materially as a result of the Reorganization and you will not have to pay any sales charge in connection with the transfer of your assets. You will receive a number of shares of the corresponding surviving Federated Fund based on the net asset value (“NAV”) of the PNC Fund shares that you own at the time of the Reorganization. Because the values of the assets of each PNC Fund will be determined for these purposes in accordance with the corresponding Federated Fund’s valuation procedures (and not the PNC Funds’ valuation procedures), there can be no guarantee that there will not be differences in valuation between the value of your investment immediately before the Reorganization (calculated using the PNC Funds’ valuation procedures) and the value of your investment immediately after the Reorganization.

As of the date of this Prospectus/Proxy Statement, the PNC Funds Adviser and the Federated Funds Adviser do not anticipate that the use of Federated’s valuation procedures will result in material differences in the valuation of each PNC Fund’s assets; however, there can be no guarantee that there will not be material differences in valuation on the date the Reorganization is consummated. To the extent that there are any material differences between the prices of the portfolio assets of each PNC Fund using the corresponding Federated Fund’s valuation procedures as compared to the prices of the same portfolio assets using the PNC Fund’s valuation procedures, the Reorganizing Funds Trust, Intermediate Municipal Trust, and Federated Short-Intermediate Duration Municipal Trust have agreed to use commercially reasonable and good faith efforts to cause their respective administrators and investment advisers to work together to resolve those before the Closing Date.”

RESPONSE:

In response to the Staff’s comment, the Registrant will revise the relevant language as follows:

“The cash value of your investment is not expected to change materially as a result of the Reorganization and you will not have to pay any sales charge in connection with the transfer of your assets. You will receive a number of shares of the corresponding surviving Federated Fund based on the net asset value (“NAV”) of the PNC Fund shares that you own at the time of the Reorganization. However, because the values of the assets of each PNC Fund will be determined for these purposes in accordance with the corresponding Federated Fund’s valuation procedures (and not the PNC Funds’ valuation procedures), there can be no guarantee that there will not be differences in valuation between the value of your investment immediately before the Reorganization (calculated using the PNC Funds’ valuation procedures) and the value of your investment immediately after the Reorganization. The PNC Funds Adviser and the Federated Funds Adviser do not anticipate that any such differences in valuation procedures would result in material changes to the cash value of your investment.

~~As of the date of this Prospectus/Proxy Statement, the PNC Funds Adviser and the Federated Funds Adviser do not anticipate that the use of Federated’s valuation procedures will result in material differences in the valuation of each PNC Fund’s assets; however, there can be no guarantee that there will not be material differences in valuation on the date the Reorganization is consummated~~. To the extent that there are any material differences between the prices of the portfolio assets of each PNC Fund using the corresponding Federated Fund’s valuation procedures as compared to the prices of the same portfolio assets using the PNC Fund’s valuation procedures, the Reorganizing Funds Trust, Intermediate Municipal Trust, and Federated Short-Intermediate Duration Municipal Trust have agreed to use commercially reasonable and good faith efforts to cause their respective administrators and investment advisers to work together to resolve those before the Closing Date.”

COMMENT 12: In the section “REASONS FOR THE PROPOSED REORGANIZATIONS,” the Staff notes that this disclosure is fairly long and recommends that the Registrant include a summary of the reasons as required by Item 4 of Form N-14 and relocate the remaining disclosure to follow Form N-14 Item 3 disclosures (Fee Table, Synopsis Information, and Risk Factors).

RESPONSE:

In response to this Comment, the Registrant will move the sections titled “Considerations of the PNC Funds Board” and “Considerations of the Federated Funds Board” to appear after the Item 3 disclosures.

COMMENT 13: In line with Comment 1 above, please amend and restate the sixth bullet under “Considerations of the Federated Funds Board.”

RESPONSE:

The Registrant confirms the referenced bullet point will be updated consistent with the response to Comment 1.

Tax Consequences

COMMENT 14: The Staff recommends moving the 5 paragraphs disclosed in the “Tax Consequences” section to follow the ”Comparative Fee Tables” section.

RESPONSE:

The Registrant will make the requested changes.

COMMENT 15: In the third paragraph under “Tax Consequences,” we note the disclosure the “PNC Funds Adviser will dispose of investments from the portfolio of the PNC Funds that may not be acquired by the Federated Fund, due to the Federated Fund’s prospectus restrictions.” In addition, we note the disclosure that “Both the PNC Funds Adviser and the Federated Funds Adviser expects that any such transaction expenses will be minimal.” Please confirm whether or not there will be a realignment of the portfolios. If realignment will occur, disclose what will happen, the amount to be sold, the estimated expenses and capital gains.

RESPONSE:

The Registrant confirms that both the PNC Funds Adviser and the Federated Funds Adviser expect that any transaction expenses, including any resulting capital gains, related to such a realignment will be minimal. Supplementally, the Registrant notes that capital gains, if any, cannot be accurately estimated.

Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Comparison of Investment Objectives and Policies

COMMENT 16: The Staff notes the format of how the Investment Policies are presented and asks the Registrant to revise it, per the requirements of Form N-14, so that an investor can clearly see the policies associated with the PNC Funds and the policies associated with the Federated Funds. The Staff recommends the addition of sub-headings for the PNC Funds and Federated Funds sections and the addition of a “Key Differences” summary sub-section within each comparison.

RESPONSE:

The Registrant will make the requested changes and will edit the disclosure under “INVESTMENT POLICIES” to highlight certain differences between the Funds involved in each Reorganization.

Comparison of Investment Risks

COMMENT 17: The reference to the risk detail in Annex D should be made more prominent.

RESPONSE:

The Registrant will insert the following bold heading immediately above the chart:

“Comparison of Investment Risks (for a full description of the risks, See Annex D)”

Comparative Fee Tables

COMMENT 18: Please consider reorganizing the Fee Tables to show a class by class comparison. The Staff noted that the current presentation may be difficult for a shareholder to easily compare and contrast the different fee structures.

RESPONSE:

The Registrant will reformat the Fee Tables to reflect a class by class comparison and will group the Shareholder Fees with the related Annual Fund Operating Expenses by fund.

Annual Fund Operating Expenses

COMMENT 19: The Staff noted that Form N-1A does not permit disclosure on voluntary waivers as noted in the footnotes to the Fee Tables. Please delete the disclosure.

RESPONSE: With respect to the comment to remove the word “voluntary,” the Funds’ Adviser and certain of its affiliates have, voluntarily on their own initiative, committed to waive certain amounts of their respective fees and/or reimburse expenses and enter into these agreements unless or until the Funds’ Board approves terminating or increasing the waivers, thus creating an agreed rate that must be maintained for a year unless a change is approved by the Board. The “voluntary waivers and/or reimbursements” referenced are the same fee waiver and/or expense reimbursement arrangement as discussed in Footnote 4 and the Fee Limit is the threshold for total fund operating expenses under these very same fee waiver and/or expense reimbursement arrangements. Please note that, from time to time, there may be additional voluntary waivers, over and above the one-year committed waiver, but those are not permitted to be reflected in the fee table per Form N-1A. Therefore, the Registrant respectfully declines to make changes to the disclosure regarding voluntary waivers and reimbursements.

COMMENT 20: Please confirm supplementally via correspondence that expenses subject to recapture by one or more of the target funds will not be carried over to the acquiring funds.

RESPONSE:

The Registrant confirms supplementally that expenses subject to recapture by one or more of the target funds will not be carried over to the acquiring funds.

Proxies, Quorum and Voting at the Special Meeting

Comment 21: The Staff notes the disclosure at the end of paragraph three that “Approval of the Plan requires the affirmative vote of the holders of not less than a majority of the shares of the PNC Fund cast, in person or by proxy, at the Special Meeting.” In addition, the Staff notes the disclosure in paragraph four regarding abstentions and broker non-votes, specifically that these “(iii) will count as votes against the proposals that require an affirmative vote of a majority of the outstanding voting securities.” If the vote required is a majority of the votes cast, as disclosed, why would broker non-votes be relevant at the meetings? Please delete sub-item (iii) or explain why it is relevant.

RESPONSE:

The Registrant will delete the referenced disclosure in sub-item (iii).

ACCOUNTING COMMENTS

COMMENT 1: Comparative Fee Tables – Confirm Fees Presented are Current

Please confirm supplementally via correspondence that the fees presented in the “Comparative Fee Tables” section are the current fees of the funds.

RESPONSE:

The Registrant confirms that the fees presented in the “Comparative Fee Tables” section are the (1) the actual fees and expenses for the PNC Funds for the fiscal year ended May 31, 2019; (2) the actual fees and expenses for the Federated Fund for the fiscal year ended May 31, 2019; and (3) where applicable, the pro forma fees and expenses of the Federated Funds on a combined basis after giving effect to the Reorganization.

COMMENT 2: Considerations of the Federated Funds Board

In the sub-section “Considerations of the Federated Funds Boards,” in the section “Reasons for the Proposed Reorganizations,” we note the following bullet point:

  “The estimated post-Reorganization costs and expenses related to the disposition of portfolio securities that the Federated Funds are anticipated to incur; and”

Please disclose an estimate of the reorganization costs.

RESPONSE:

The Registrant will revise the bullet point as follows (addition underlined):

  “The estimated post-Reorganization costs and expenses related to the disposition of portfolio securities that the Federated Funds are anticipated to incur, which are currently estimated at less than $100,000 (for more detail, see “Costs of the Reorganization”); and”

If you have any questions on the enclosed material, please contact me at (724) 720-8831.

Very truly yours,

/s/Sheryl L. McCall

Sheryl L. McCall

Senior Paralegal

Enclosures